UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated March 22, 2024.

2.	Press release dated March 25, 2024.

Item 1

Millicom (Tigo) announces a new appointment in its executive team

Luxembourg, March 22, 2024 – Today, Millicom announced that Sheldon Bruha will be stepping down from the role of Chief Financial Officer (CFO), effective on April 15th, as part of a planned succession process. Sheldon will be succeeded as CFO by Bart Vanhaeren, currently VP Corporate Finance at Millicom. Sheldon will continue to serve as an advisor to Millicom through June 30, 2024 to ensure a continued smooth and organized transition.

Sheldon joined the Company as CFO at the beginning of 2022 and, among other key successfully executed initiatives, has played an instrumental role in driving Project Everest, the Company’s cost-efficiency program that is expected to achieve more than $250 million of savings. He has also helped develop financial talent within the company, enabling the appointment of Bart. Sheldon will pursue other professional opportunities upon the end of the transition period.

Bart is a fourteen-year veteran of Millicom, having held several senior financial and management leadership roles during that time. Most recently, he has overseen Corporate Finance, which encompasses the Company’s Treasury, Tax, Mergers & Acquisitions and Corporate Administration activities. Prior to Millicom, Bart distinguished himself through a series of leadership roles across global organizations such as Strategy and Corporate Development Manager for EMEA at 3M, Senior Consultant at Deloitte and Senior Auditor at PriceWaterhouseCoopers.

Mauricio Ramos, CEO and Chairman of the Board of Millicom said, “We thank Sheldon for his significant contributions over the past two-plus years with us. Sheldon played a key role in our group-wide efficiency programs and in leading the finance organization through significant achievements. We wish Sheldon continued success in his future endeavors. I also want to congratulate Bart on his well-deserved promotion to CFO. Over these past years with us, Bart has demonstrated strong leadership; has been instrumental in establishing and driving our capital structure; and has led our significant inorganic M&A strategic initiatives, all in preparation for his new role as CFO.”

For further information, please contact:

Press: Sofía Corral, Communications Director press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2023, Millicom, including its Honduras Joint Venture, employed approximately 16,500 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Item 2

Millicom (Tigo) announces proposed Offering of Senior Notes due 2032

Luxembourg, March 25, 2024 – Millicom International Cellular S.A. (“Millicom”) today announced that it is commencing a private offering of Senior Notes due 2032 (the “Notes”) that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Millicom expects to use a portion of the net proceeds from the issuance of the Notes to repay indebtedness outstanding under the DNB Loans (as defined below), with accrued interest. Millicom expects to use any remaining net proceeds from the issuance of the Notes for the repayment, redemption, retirement or repurchase of existing indebtedness of Millicom and its subsidiaries and for other general corporate purposes.

The DNB Loans consist of (i) a $100 million unsecured credit agreement of Millicom due 2026, with DNB Sweden AB as administrative agent and initial lender, and (ii) a $100 million unsecured credit agreement of Telemóvil El Salvador due 2026, a subsidiary of Millicom, as borrower, and Millicom, as guarantor, with DNB Sweden AB as administrative agent and initial lender.

The Notes are being offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Forward-looking statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

-END-

For further information, please contact

Press: Sofía Corral, Communications Director press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2023, Millicom, including its Honduras Joint Venture, employed approximately 16,500 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 25, 2024